

February 23, 2023

Sue Gove
Chief Executive Officer
BED BATH & BEYOND INC
650 Liberty Avenue
Union, New Jersey 07083

> **Re: BED BATH & BEYOND INC.**
> **Preliminary Prospectus Supplement**
> **Filed February 6, 2023, as updated February 9, 2023**
> **File No. 333- 267173**

Dear Sue Gove:

We have reviewed your preliminary prospectus supplement and issuer free writing prospectus and have the following comments. Although you have consummated the initial offering, we believe that investors may benefit from revised disclosure in response to our comments. Please update your disclosure, as appropriate, in response to these comments in your Securities Act offering materials and ongoing Exchange Act filings.

Preliminary Prospectus Supplement dated February 6, 2023, updated February 9, 2023

Cover Page

1. We note your disclosure on page S-8 that "[t]he investors in this offering may potentially make a significant profit with the resale of the securities they purchase in this offering depending on the trading price of [y]our securities at the time of a sale and the purchase price of such securities by them," and that "[w]hile the investors in this offering may experience a positive rate of return based on the trading price of [y]our securities, the existing holders of [y]our common stock may not experience a similar rate of return on the shares of common stock they purchased due to differences in the applicable purchase price and trading price." Please provide comparable disclosure here and revise to clarify that investors will have the ability to acquire the common shares underlying the securities issued in this offering at a discount to the market price, so long as the market price does not fall below $0.7160.

2. Revise to state, as you do on pages S-3 and S-8, that if the Transactions are not consummated, the company expects it will likely file for bankruptcy protection, and investors will likely receive no recovery for any of the securities offered by this registration statement.

"Future issuances of equity or debt securities by us may adversely affect the market price of our common stock"

3.　We note your disclosure that you "believe [you] will have 900.0 million shares of common stock outstanding immediately after this offering and giving effect to the exercise or conversion, as applicable . . . ." Please revise to provide a reasonable basis for such disclosure and in particular explain why you are assuming the use of the Conversion Price of $6.15 in your estimate. To balance your estimate of 900.0 million shares and provide shareholders with a more complete picture of your outstanding share count, please also quantify the expected outstanding number of shares assuming conversion of the Series A Convertible Preferred Stock issued and outstanding as well as such shares underlying the Preferred Stock Warrants, based on Alternative Conversions Prices of both $0.7160 and 92.0% of the lowest VWAP of your common stock for the applicable ten day period. Revise using the trading price of the latest practicable date.

4.　Please elaborate upon the risk you discuss here as it relates to sufficient authorized shares of common stock for future tranches to specify how much capacity remains and what your intentions are, if any, as it relates to seeking shareholder approval to amend your charter. Please explain the consequences if you cannot obtain stockholder approval. Also, counsel's legal opinion, attached as an exhibit to your current report on Form 8-K filed February 7, 2023, appears to omit to opine as to the common stock to be issued pursuant to the Preferred Stock Warrants and Common Stock Warrants, as well as the Series A Convertible Preferred Stock to be issued pursuant to the Preferred Stock Warrants, even though such securities were registered. Please revise or advise.

"Nasdaq may delist our common stock from quotation on its exchange..."

5.　We note your disclosure that if "Nasdaq considers that the offering contemplated hereby does not qualify as a "public offering," [y]our common stock may be suspended and/or delisted. Please supplementally explain why your offering should be considered a "public offering" for the purpose of the Nasdaq listing standards. Please tell us whether this matter was discussed with Nasdaq and the outcome of those discussions. If such discussions occurred, please provide the name of the Nasdaq representative.

"The issuance of the securities in this offering will significantly dilute the ownership interest of the existing holders..."

6.　We note your disclosure that "[y]our public float will be significantly increased and the market price of [y]our common stock could decline significantly as a result of subsequent sales of the shares of common stock issued in this offering, which could occur at any time, or the perception that such sales may occur." To provide investors with a complete picture of how this offering may impact your public float and the related dilution risks, please disclose the total amount of underlying common shares that may be issued as a result of this offering, and quantify what percentage such shares would constitute of your public float assuming the resale of all such shares. Provide comparable disclosure in your risk factor on page S-16 entitled "The market price of our common stock could decline . . . ," so as to highlight the significant negative impact sales of such shares could have on the public trading price of your common stock, and also discuss there the risk that investors may further purchase the "[s]hares having an aggregate offering price of $105.6 million [which] remained unsold under the ATM program as of the end of fiscal December 2022," as disclosed on page 34 of your current report on Form 10-Q filed January 26, 2023.

7.   Please explain how the investors "in this offering may potentially make a significant profit with the resale of the securities they purchase" by explaining and quantifying the discount associated with the conversion feature of the Series A Convertible Preferred Stock you issued. In particular, explain and quantify the discount to be received by "the holder that purchased at least 20,000 shares of Series A Convertible Preferred Stock in this offering" whom you discuss on page S-24.

"Trading in our securities is highly speculative, and we may be required to file for bankruptcy protection..."

8.   Please revise this risk factor to clarify your reference to "equity holders" and distinguish between holders of common stock and the overlying equity you issued in this offering.

Issuer Free Writing Prospectus dated February 7, 2023, filed February 7, 2023

9.   Please revise to explain how you arrived at the Alternate Conversion Price of $2.3727 and also explain how you used such price to arrive at the number of Common Stock Warrants issued in this offering. In this regard, we note your disclosure that the number of Common Stock Warrants issued in this offering depends in-part on "the Alternate Conversion Price (as measured as of the date of pricing of this Offering)."

10.   We note that your Pricing Term Sheet discloses that, using an Alternate Conversion Price of $2.3727, there would be 99,822,986 shares of Common Stock underlying the 23,685 shares of Series A Convertible Preferred Stock issued, as well as 95,387,533 shares of common stock underlying the 95,387,533 Common Stock Warrants issued. However, you do not appear to disclose the number of common shares that ultimately underlie the 84,216 Preferred Stock Warrants; please disclose such amount.

Prospectus Supplement Summary

11.   We note your disclosure that you "will be required to use availability under [your] Credit Facilities to make the Notes Interest Payment by March 3, 2023," as well as your disclosure that you "may continue to borrow under [your] ABL Facility subject to availability thereunder." Please revise your disclosure to provide investors with a complete picture of how the proceeds of this offering were used, your upcoming payment obligations, including the upcoming interest payment due on the Senior Notes, and any available capacity under the Credit Facilities, including a more detailed discussion of the "additional operational covenants" agreed upon pursuant to the Amended Credit Agreement and how such covenants will impact such capacity.

12.   With a view to understanding the amount and use of future proceeds to be received from the sale of securities in this offering, please quantify the amount of proceeds that you may raise on or shortly after February 27, 2023 by requiring certain holders to exercise the maximum permissible amount of preferred stock warrants at such time, and discuss the extent to which you may rely upon such forced exercise to satisfy your upcoming payment obligations. Last, explain under what circumstances you can force an exercise, and also quantify the expected amounts to be received and at what corresponding time over the next ten months.

Risk Factors
"If the Transactions are not consummated, we expect that we will likely file for bankruptcy protection"

13.   Please revise to provide a more detailed discussion of the extent that you may rely upon proceeds from future forced exercises to avoid bankruptcy, and whether you will likely utilize total possible proceeds in an amount to exceed $1 billion, with a view to clarifying your reference to "fully" consummating the Transactions. In your disclosure, please revise to narratively discuss the price and volume limitation conditions to raising proceeds in multiple subsequent closings.

Use of Proceeds

14.   We note your disclosure that "proceeds from the exercise of Series A Convertible Preferred Stock Warrants will be used to further repay outstanding amounts under the ABL Facility with 50% of such exercise amounts being applied against the borrowing base of the ABL Facility." Please revise to disclose that such use of proceeds does not apply to proceeds raised "in connection with the first and second Forced Exercise Dates," as you disclose on page S-2. Make conforming changes on page S-5.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Brian Fetterolf at (202)-4551-6613 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services